Provident Energy Announces Appointment of Dr. Robert Mitchell to Board of Directors NEWS RELEASE NUMBER 02-04 January 12, 2004

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced the appointment of Dr. Robert Mitchell to its board of directors. Dr. Mitchell is the eighth independent director of Provident’s 10-director board and a member of the energy trust’s board committee on Reserves, Operations, Environment, Health and Safety.

Entering the oil and gas industry over three decades ago, Dr. Mitchell has had a long and distinguished career in North America and abroad. In September 2003, he retired from Talisman Energy as executive vice president of North American operations. Dr. Mitchell first joined Talisman’s predecessor BP Canada in 1984 as vice president of oil sands, transferring from BP International where he had held various engineering and management positions. Dr. Mitchell joined BP International in 1976 in Aberdeen, Scotland. Prior to joining BP International, Dr. Mitchell taught at Queens University in Ontario and worked as a petroleum engineer in Holland, Africa, the Middle East and U.S.

A Chartered Professional Engineer, Dr. Mitchell is a member of the Advisory Committee to the Alberta Energy and Utilities Board and the Society of Petroleum Engineers. He is a director of the Petroleum Technology Research Center in Saskatchewan, the Canadian Gas Potential Committee, and a former director of the Canadian Association of Petroleum Producers. Born in Woking, England, Dr. Mitchell graduated in 1966 with a bachelor of science honors degree and in 1969 was awarded his doctorate from the University of Hull.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream business.  Provident’s energy portfolio is located in some of the more stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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